UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69325

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.C. Flowers Securities Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 5th Avenue, 23rd Floor

(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sally Rocker	212-404-6804	Srocker@jcfco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP

(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)
3/4/2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sally Rocker _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.C. Flowers Securities Co. LLC _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YVONNE IZNAGA
Notary Public, State of New York
No. 01IZ6137297
Qualified in Kings County
Certified in New York County
Commission Expires _Nov. 21, 2025_

Notary Public

Signature:

Title:
Principal and Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.C. FLOWERS SECURITIES CO. LLC

(SEC I.D. No. 8-69325)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

J.C. FLOWERS SECURITIES CO. LLC

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J.C. Flowers Securities Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.C. Flowers Securities Co. LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as J.C. Flowers Securities Co. LLC's auditor since 2020.

Hauppauge, New York
March 9, 2023

Nawrocki Smith LLP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS	
Cash	$ 1,196,027
Accounts Recievable	840,000
Other assets	1,242
TOTAL ASSETS	$ 2,037,269
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 19,500
Due to J.C. Flowers & Co. LLC	36,195
TOTAL LIABILITIES	55,695
MEMBER'S EQUITY	1,981,574
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,037,269

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Note 1 - Nature of Business

J.C. Flowers Securities Co. LLC ("the Company"), was formed on June 20, 2013 as a Delaware limited liability company. The Company is wholly-owned by J. Christopher Flowers ("Managing Member") and the Company's office is located in New York. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was registered with FINRA and the SEC on November 13, 2014.

The Company is approved to engage in private placements of securities and mergers and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition
Advisory and structuring fees are earned when the placement is completed and the income is reasonably determinable. The firm earned $840,000 in advisory and structuring revenues, of which the entire amount was generated from the Company's related party private placements.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. The Company also has not conducted business activities in any jurisdiction outside of the United States that could result in an imposition of income tax as a result of such activities in such jurisdiction. Accordingly, the Company is not subject to federal, state or foreign income taxes. The Managing Member of the Company is responsible for reporting income and losses to the extent required by Federal, State and Local income tax laws and regulations, resulting from its ownership interest in the Company.

Note 3 - Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2022, the amount in excess of insured limits of $250,000 was $946,027.

Revenue
There was a revenue of $840,000 during the yeard ended December 31, 2022 from one customer.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Note 4 - Commitments and Contingencies

Litigation
In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, that there are no matters pending against the Company that could have a material adverse effect on the financial statement as of and for the year ended December 31, 2022.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $1,140,332, which was $1,135,332 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.88% as of December 31, 2022.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

Note 6 - Related-Party Transactions

The Company has a services, space sharing and expense agreement with J.C. Flowers & Co. LLC ("JCF").

Under the agreement, JCF agrees to provide the Company professional and support services, including but not limited to services in the areas of accounting and transaction documentation, cash management, payroll support, financial reporting, recordkeeping, information technology, telecommunications and information technology support, clerical support and other resources.

Total amount incurred by JCF under this agreement consisted of the following at December 31, 2022:

	Total
Salaries expense	$ 75,483
Professional fees	50,803
Occupancy	9,260
Office and other expenses	2,663
	$ 138,209

As of December 31, 2022, the Company owed $36,195, which is reflected as "Due to J.C. Flowers & Co" on the accompanying statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Note 7 - Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure as of the date of this report. Based upon this evaluation, the company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.